Exhibit (a)(1)(F)

IMMEDIATE ATTENTION REQUIRED

July 6, 2010

RE:	Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan
Fidelity National Information Services, Inc. Tender Offer

Dear Participant:

The enclosed tender offer materials and Direction Form require your immediate attention. Our records reflect that, as a participant in the Fidelity National Information Services, Inc. 401(k) Profit Sharing Plan (the “FIS 401(k) Plan”), all or a portion of your individual account is invested in an employer stock fund in the FIS 401(k) Plan (the “FIS Stock Fund”). The tender offer materials describe an offer by Fidelity National Information Services, Inc. (“FIS”) to purchase, for not more than $2,500,000,000 in cash, up to 86,206,896 shares of its common stock, par value $0.01 per share (the “Shares”) (or such lesser amount as FIS may elect to purchase subject to applicable law), at a price not greater than $31.00 per Share nor less than $29.00 per Share, to the seller in cash, without interest (the “tender offer”). The tender offer is made upon the terms and subject to the conditions described in the offer to purchase, dated as of July 6, 2010 (the “offer to purchase”), which is enclosed, as amended or supplemented from time to time. The tender offer is not conditioned on any minimum number of Shares being tendered, but is subject to the other conditions, including the financing arrangements FIS has established for funding the offer, set forth in the offer to purchase.

You are being asked to provide direction on how to respond to the tender offer, as explained more fully below. You may tender all or part of the FIS common stock which is attributable to your interest in the FIS Stock Fund. The FIS Stock Fund is established to facilitate the investment in FIS common stock for participants in the FIS 401(k) Plan. It operates similar to a mutual fund. The fund is invested primarily in FIS common stock with a small portion in a money market fund to cover the cash needs in the fund, such as participant investment transfers and benefit distributions. Currently, about 99% of the value of the FIS Stock Fund is attributable to FIS common stock and the remaining 1% is attributable to a money market fund (the percentages can vary from time to time depending upon changes in the fund such as the value of FIS common stock, additional investment in the fund by participants and the amount of distributions being made from the fund). Participants hold shares of the FIS Stock Fund representing their proportionate interest in the FIS Stock Fund, therefore, each share of the FIS Stock Fund represents your proportionate interest in the Shares held by the fund and the money market investment portion of the fund. The number of Shares attributable to your interest in the FIS Stock Fund is referred to herein as “Equivalent Shares.” Please note that the number of Equivalent Shares credited to your FIS 401(k) Plan account is indicated as of a specified date on the enclosed Direction Form. Your Equivalent Shares may change prior to the end of the tender offer period as a result of activity in your FIS 401(k) Plan account or changes in the percentage of the fund invested in FIS common stock. Since the percentage of the FIS Stock Fund invested in FIS common stock and the money market fund is typically stable, change in your Equivalent Shares is generally due to activity in your account, such as contributions, investment transfers and distributions.

As described below, you have the right to instruct Wells Fargo Bank N.A., as trustee of the FIS 401(k) Plan (the “Trustee”), concerning whether to tender Equivalent Shares attributable to your individual account under the FIS 401(k) Plan. For any Equivalent Shares in the FIS 401(k) Plan that are tendered and purchased by FIS, FIS will pay cash to your account in the FIS 401(k) Plan. INDIVIDUAL PARTICIPANTS WILL NOT RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE FIS 401(k) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN. You will need to complete the enclosed Direction Form and return it to Computershare

Trust Company, N.A., the tabulator selected by the Trustee (the “Tabulator”) in the enclosed return envelope, by fax to (617) 360-6810 or by regular mail or overnight courier to:

Mail:	Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Despite any deadlines set forth in other tender offer materials you receive, and the commencement of the Blackout Period as described below and in a letter separately furnished to you, your Direction Form must be RECEIVED by 4:00 P.M., Eastern Time, on Thursday, July 29, 2010, unless the tender offer is extended.

The remainder of this letter summarizes the tender offer transaction, your rights with respect to the tender offer under the FIS 401(k) Plan and the procedures for providing direction to the Trustee. You should also carefully review the more detailed description of the tender offer provided in the offer to purchase.

BACKGROUND

FIS has made an offer to its stockholders to purchase FIS common stock with an aggregate purchase price not exceeding $2,500,000,000 (or such lesser amount as FIS may elect to purchase, subject to applicable law). FIS will select the lowest purchase price of not greater than $31.00 nor less than $29.00 per Share that will allow FIS to purchase the maximum number of Shares properly tendered in the tender offer and not properly withdrawn having an aggregate purchase price not exceeding $2,500,000,000. FIS reserves the right, in its sole discretion, to purchase more or less than such maximum number of Shares in the tender offer, subject to applicable law. All Shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price.

The enclosed offer to purchase sets forth the objectives, terms and conditions of the tender offer and is being provided to all FIS stockholders. As previously noted, the tender offer extends to the Equivalent Shares held in the FIS 401(k) Plan. As of June 30, 2010, the FIS 401(k) Plan had approximately 1,840,415 Equivalent Shares allocated to participant accounts. Only the Trustee can tender these Equivalent Shares in the tender offer. Nonetheless, as a participant under the FIS 401(k) Plan, you have the right to direct the Trustee whether or not to tender some or all of the Equivalent Shares attributable to your individual account in the FIS 401(k) Plan (denominated in whole percentages), and the price or prices at which you want to tender the specified percentage of such Equivalent Shares, which, as set forth below, may be either at a fixed price or prices or at the price to be determined pursuant to the tender offer. Unless otherwise required by applicable law, the Trustee will tender Equivalent Shares attributable to participant accounts in accordance with participant instructions and the Trustee will not tender Equivalent Shares attributable to participant accounts for which it does not receive timely or complete instructions or for which it has received a direction not to tender. If you do not complete the enclosed Direction Form and return it to the Tabulator on a timely basis, you will be deemed to have elected not to participate in the tender offer and no Equivalent Shares attributable to your FIS 401(k) Plan account will be tendered.

LIMITATIONS ON YOUR DIRECTIONS

The enclosed Direction Form for the FIS 401(k) Plan allows you to specify the percentage or percentages (denominated in whole percentages and not to exceed 100% in total) of the Equivalent Shares attributable to your account that you wish to tender at the price or prices at which you want to tender the specified percentage of such Equivalent Shares. As described further below, the price you select may be either a single fixed price or multiple fixed prices or at the price to be determined pursuant to the tender offer. As detailed below, when the Trustee tenders Equivalent Shares on behalf of the FIS 401(k) Plan, they may be required to tender Equivalent Shares on terms different from those set forth on your Direction Form.

The Employee Retirement Income and Security Act of 1986, as amended (“ERISA”), prohibits the sale of Equivalent Shares by the FIS 401(k) Plan to FIS for less than “adequate consideration” which is defined in ERISA for a publicly traded company as the prevailing price on a national securities exchange, in this case, the New York Stock Exchange, on or about the date the Equivalent Shares are tendered by the Trustee (the “Prevailing Market Price”). Accordingly, the Trustee will tender or not tender your Equivalent Shares as follows:

•	if the Prevailing Market Price is greater than the maximum tender price offered by FIS ($31.00 per Share), notwithstanding your direction to tender Equivalent Shares in the tender offer, the Equivalent Shares will not be tendered;

•	if the Prevailing Market Price is lower than the price or prices at which you direct the Equivalent Shares be tendered, notwithstanding the lower Prevailing Market Price, the Trustee will follow your direction both as to percentage of Equivalent Shares to tender and as to the price or prices at which such Equivalent Shares are tendered;

•	if the Prevailing Market Price is greater than the price or prices at which you direct the Equivalent Shares be tendered but within the range of $29.00 to $31.00, the Trustee will follow your direction regarding the percentage of Equivalent Shares to be tendered, but the price or prices at which such Equivalent Shares are to be tendered will be increased to the lowest tender price (to the extent necessary) that is not less than the Prevailing Market Price; and

•	if the Prevailing Market Price is within the range of $29.00 to $31.00, for the percentage of Equivalent Shares directed to be tendered at the per Share purchase price to be determined pursuant to the tender offer, such Equivalent Shares will be tendered at the lowest tender price that is not less than the Prevailing Market Price.

Unless otherwise required by applicable law, the Trustee will not tender Equivalent Shares for which it has received no direction, or for which it has received a direction not to tender. The Board of Directors of FIS has approved the tender offer. However, none of the Trustee, FIS or its Board of Directors is making any recommendation to you as to whether to tender or refrain from tendering your Equivalent Shares, or as to the price or prices at which you should choose to tender your Equivalent Shares. EACH PARTICIPANT OR BENEFICIARY MUST MAKE AND IS RESPONSIBLE FOR HIS OR HER OWN DECISIONS. It is recommended that you consult with your tax, legal and financial advisors prior to making any decision.

CONFIDENTIALITY

To assure the confidentiality of your decision, the Tabulator will tabulate participant directions and provide them directly to the Trustee. The Trustee, its affiliates and its agents will not make your individual direction available to FIS.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Direction Form which should be completed and returned to the Tabulator. If you do not properly complete and return a Direction Form by the deadline specified below, such Equivalent Shares will be considered NOT TENDERED.

To properly complete your Direction Form, you must do the following:

1) Specify the percentage (in whole numbers) of the Equivalent Shares that you wish to tender at one or more of the price points listed in the table. In addition to the price points (ranging from $29.00 to $31.00 per Share), you also may elect to tender a percentage of your Equivalent Shares at the per Share purchase price to be determined pursuant to the tender offer (denoted by $TBD in the table), which may result in you receiving a price per Share as low as $29.00 and as high as $31.00 for the percentage of your Equivalent Shares tendered at “$TBD.”

The total of the percentages you specify may not exceed 100%, but you may tender less than 100%. If the total of the percentages you specify in your Direction Form is less than 100%, you will be deemed to have instructed the Trustee NOT to tender the balance of the Equivalent Shares in your FIS 401(k) Plan account. If the total of the percentages you specify in your Direction Form exceeds 100%, your Direction Form will be rejected and none of the Equivalent Shares attributable to your account will be tendered.

2) Provide the personal information required and date and sign the Direction Form in the space provided.

3) Return the Direction Form in the enclosed return envelope, by fax to (617) 360-6810 or by regular mail or overnight courier mail to:

Mail:	Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Your Direction Form must be RECEIVED by the Tabulator not later than 4:00 P.M., Eastern Time, on Thursday, July 29, 2010, unless the tender offer is extended.

Your direction will be deemed irrevocable unless withdrawn by 4:00 P.M., Eastern Time, on Thursday, July 29, 2010, unless the tender offer is extended. In order to make an effective withdrawal of your direction, you must submit a new Direction Form which may be obtained by calling the Trustee at the Wells Fargo benefits Helpline at (888) 319-9451. Customer service representatives are available Monday through Friday, from 7:00 A.M. to 10:00 P.M. Central Time. Upon receipt of a new, completed, and signed Direction Form to the Tabulator by the deadline specified above, your previous direction will be deemed canceled and replaced by your new direction. To totally revoke a previous tender, submit a new Direction Form with a “0” at every price point listed in the Direction Form. The last Direction Form received by the Tabulator that is properly executed will be considered the controlling valid direction.

Your tender election will only be valid if you use the Direction Form applicable to the FIS 401(k) Plan as indicated at the top and bottom of the form. Do not use any of the other forms provided by FIS in the enclosed tender offer materials. A Direction Form for the FIS 401(k) Plan is only valid if it is submitted to the Tabulator. A Direction Form for the FIS 401(k) Plan submitted to FIS or the Trustee will not be valid.

After the deadline above for providing direction to the Tabulator, the Tabulator will complete the tabulation of all directions and communicate the results to the Trustee. If you have directed the Trustee to tender all or a portion of the Equivalent Shares in the FIS Stock Fund attributable to your individual account in the FIS 401(k) Plan, the Trustee will then transfer the appropriate portion of your FIS Stock Fund balance to a new fund, the FIS Tendered Stock Fund, which will appear as another investment fund in your FIS 401(k) Plan account. Your interest in the FIS Tendered Stock Fund will be determined by the percentage of Equivalent Shares you designated to be tendered on your Direction Form applied to your total interest in the FIS Stock Fund as of July 30, 2010. That percentage of the FIS Stock Fund will be transferred to the FIS Tendered Stock Fund, and will include the corresponding percentage of the money market portion and the FIS common stock portion of the FIS Stock Fund as of July 30, 2010. Therefore, the FIS common stock portion in the FIS Tendered Share Fund in your FIS 401(k) Plan account will equal the Equivalent Shares you have designated to be tendered. The Trustee will tender the appropriate number of Shares on behalf of all participants in the FIS 401(k) Plan. Any percentage of your Equivalent Shares attributable to your FIS Stock Fund account that you did not elect to be tendered will remain in the FIS Stock Fund in your FIS 401(k) Plan account.

FIS will then buy up to 86,206,896 Shares (or such lesser amount as FIS may elect to purchase subject to applicable law), that were properly tendered through the tender offer, including the Equivalent Shares. If there is an excess of Shares tendered over the exact number desired by FIS, Shares tendered pursuant to the tender offer may be subject to proration, as described in the offer to purchase. The preferential treatment of holders of fewer than 100 Shares, as described in the offer to purchase, will not apply to participants in the FIS 401(k) Plan, regardless of the number of Equivalent Shares within their individual account.

EFFECT OF TENDER ON YOUR ACCOUNT

If you direct the Trustee to tender all or a portion of the Equivalent Shares attributable to your FIS 401(k) Plan account, that portion of your account is represented by your holding in the FIS Tendered Stock Fund. You will not be able to direct investment changes with respect to your interest in the FIS Tendered Stock Fund, or request a loan or distribution that relates to the FIS Tendered Stock Fund, at any time beginning at 4:00 P.M., Eastern Time on Friday, July 30, 2010, until such time as the sale proceeds and all other tender transactions have been allocated to the applicable FIS 401(k) Plan accounts, which is anticipated to take place during the week of August 9, 2010 (the “Blackout Period”). Unfortunately, a specific date to finalize the tender transaction in participant accounts cannot be determined at this time. These restrictions on your balance in the FIS Tendered Stock Fund will apply whether or not your direction to tender Equivalent Shares is accepted to be purchased by FIS.

If you directed the Trustee not to tender all or any portion of the Equivalent Shares attributable to your account or you did not return your Direction Form in a timely manner, those Equivalent Shares will remain in the FIS Stock Fund, and, with respect to those Equivalent Shares that you did not tender, you will continue to have access to all transactions normally available to the FIS Stock Fund, subject to the rules of the FIS 401(k) Plan.

If you elect to tender your Equivalent Shares, you will not be obligated to pay any brokerage fees or commissions or solicitation fees to tender your Equivalent Shares. You will also not be obligated to pay any stock transfer taxes on the transfer of Equivalent Shares pursuant to the tender offer.

SHARES NOT ACCEPTED BY THE TENDER OFFER

Any Equivalent Shares tendered at your direction and not accepted by the tender offer and any cash related to those Equivalent Shares will be transferred from your FIS Tendered Stock Fund and reinvested in shares of the FIS Stock Fund based on the closing prices on the date that the Shares and cash are transferred. The Trustee will complete the reinvestment of your Equivalent Shares not accepted by the tender offer and cash related to those Equivalent Shares in the FIS Stock Fund as soon as administratively possible after reconciliation of the purchase transaction by FIS with respect the FIS 401(k) Plan. It is anticipated that the processing of participant accounts will be completed during the week of August 9, 2010. Unfortunately, a specific date to finalize the tender transaction in participant accounts cannot be determined at this time.

INVESTMENT OF PROCEEDS

For any Equivalent Shares in the FIS 401(k) Plan that are tendered and purchased by FIS, FIS will pay cash to the FIS 401(k) Plan. INDIVIDUAL PARTICIPANTS WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE FIS 401(k) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

The sale proceeds from your tendered Equivalent Shares accepted by the tender offer will be credited to the FIS Tendered Stock Fund in your FIS 401(k) Plan account. The Trustee will invest the sale proceeds received with respect to Equivalent Shares attributable to your account as soon as administratively possible after receipt of the sale proceeds. It is anticipated that the processing of sale proceeds to participant accounts will be completed during the week of August 9, 2010 after receipt by the Trustee of the reconciled sale proceeds. Unfortunately, a specific date to finalize the tender transaction in participant accounts cannot be determined at this time.

The sale proceeds and the portion of the money market fund attributable to the tendered Equivalent Shares accepted by the tender offer in your FIS 401(k) Plan account will be transferred from the FIS Tendered

Stock Fund to the Qualified Default Investment Alternative (the “QDIA”) for the FIS 401(k) Plan. The cash amounts related to the Equivalent Shares accepted in the tender offer transferred to the QDIA will remain invested in the QDIA in your FIS 401(k) Plan account until you direct the funds to be invested in other investment options offered by the FIS 401(k) Plan.

The QDIA of the 401(k) Plan is the Oakmark Equity & Income Fund. The investment seeks current income, preservation and growth of capital. The fund invests primarily in a diversified portfolio of U.S. equity and fixed-income securities.

For more information about the QDIA and other investment options available in your 401(k) Plan please contact the Wells Fargo benefits Helpline at (888) 319-9451. Customer service representatives are available Monday through Friday, from 7:00 A.M. to 10:00 P.M. Central Time. You can also access the website at www.wellsfargo.com/retirementplan.

SHARES OUTSIDE THE FIS 401(k) PLAN

If you hold Shares outside of the FIS 401(k) Plan, including if you hold Shares or Equivalent Shares in the Metavante Retirement Program or the NYCE Corporation Employee’s Tax Deferred Savings Plan, you have received or will receive tender offer materials relating to those Shares or Equivalent Shares. Those tender offer materials are to be used only for the Shares or Equivalent Shares you hold outside of the FIS 401(k) Plan; they cannot be used to direct the Trustee to tender or not to tender your Equivalent Shares under the FIS 401(k) Plan. Each Direction Form is printed on colored paper to distinguish the retirement plan to which the Direction Form applies. Likewise, the tender of Equivalent Shares attributable to your individual account under the FIS 401(k) Plan will not be effective with respect to Shares or Equivalent Shares you hold outside of the FIS 401(k) Plan. The direction to tender or not to tender Equivalent Shares attributable to your individual account under the FIS 401(k) Plan may only be made in accordance with the procedures of this letter.

TAX CONSEQUENCES

While you will not recognize any immediate tax gain or loss as a result of the tender of any Equivalent Shares in the FIS 401(k) Plan, the tax treatment of future distributions from the FIS 401(k) Plan may be impacted by the tender and sale of Equivalent Shares held through the FIS 401(k) Plan. Specifically, participants’ ability to take advantage of “net unrealized appreciation” for tax purposes may be impacted. Please consult your tax advisor concerning your decision to participate in the tender offer and possible tax ramifications.

FURTHER INFORMATION

If you require additional information concerning the terms and conditions of the tender offer, please call Georgeson Inc., the information agent, toll free at (800) 891-3214.

For more information about the effect of the tender offer on your FIS Stock Fund account, the QDIA, the investment options available in the FIS 401(k) Plan or to make an investment transfer, please contact the Wells Fargo benefits Helpline at (888) 319-9451. Customer service representatives are available Monday through Friday, from 7:00 A.M. to 10:00 P.M. Central Time. You can also access the website at www.wellsfargo.com/retirementplan.

Sincerely,

Wells Fargo Bank N.A.